Hollysys Automation Technologies Announces a US $33.63 Million
Contract Win in High-Speed Rail and the Filing of Annual Report on Form 20-F

Beijing, China – December 22, 2010 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has won a contract to supply its ground-based high-speed rail signaling system to Beijing-Shijiazhuang-Wuhan high-speed rail line valued at approximately US$ 33.63 million or RMB 223.78 million.

Pursuant to the terms of the contract, Hollysys will supply its ground-based high-speed rail signaling system, including Train Control Centers (TCC), Line Side Electronic Units (LEU) and other auxiliary equipments, which are expected to be delivered and installed between March and October 2011.

Beijing-Shijiazhuang-Wuhan high-speed rail line is the northern portion of the Beijing-Guangzhou high-speed rail line, one of the main arteries of China’s national high-speed rail network, connecting Beijing, Shijiazhuang, the capital of Hebei province, and Wuhan, the capital of Hubei province, with a designed traveling speed of 350km/h and 1,200km in total length. The southern portion of Beijing-Guangzhou high-speed line between Wuhan and Guangzhou has been in commercial operation since December 2009 with total length at 1,068 km.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased of winning this contract to supply our ground-based high-speed rail signaling system to Beijing-Shijiazhuang-Wuhan high-speed rail line, which is part of the main arteries of China’s high-speed railway network.  This significant contract win further strengthens our key position in China’s high-speed rail signaling market. Given the heightened priority of high-speed rail as one of China’s national strategic industries, we believe we are in a privileged position to continue to capture our fair share in this unprecedented high-speed rail build-out.”

In addition, the Company filed its Annual Report on Form 20-F with the Securities and Exchange Commission on December 22, 2010 for the fiscal year ended June 30, 2010 (the “Annual Report”), which can be accessed at both SEC website: www.sec.gov and the Company website: www.hollysys.com. As disclosed in the Annual Report, the Company re-organized its domestic corporate structure in February 2010 to gain increased government grants and contract opportunities, and enhance its corporate image. This re-organization resulted in a one-time $4.45 million tax expense charge on its income statement for the fiscal year ended June 30, 2010, pursuant to the newly issued tax notice (“Circular 2010-04”) issued by the State Administration of Taxation on July 26, 2010. The fully disclosed composition of this tax expense and re-organization details can be found under Item 5 – Operating and Financial Review and Prospects in the Annual Report.

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Mr. Peter Li, CFO of Hollysys, commented: “This one-time $4.45 million tax expense was not reflected in our preliminary earnings announcement for the 2010 fiscal year in the Report on Form 6-K filed on August 11, 2010. This one-time tax expense brought down our non-GAAP net income from $30.7 million in the preliminary earnings announcement to $26.2 million reported in the financial statements contained in the Annual Report and non-GAAP EPS from $0.59 to $0.51 for last fiscal year ended on June 30, 2010. We expect that this corporate re-organization will be beneficial to Hollysys in various ways for many years to come. Given the contract wins announced so far and the strong sales pipeline, I am re-iterating our annual revenue and non-GAAP net income guidance at $233-$237 millions and $38-$39 millions for this fiscal year.”

About Hollysys Automation Technologies Ltd.
Hollysys is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,400 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a dutyto update these forward-looking statements.

Contact information:
Hollysys Automation Technologies Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Lily Yu
Investor Relations
(8610) 5898-1326/+1-646-593-8125
yuyiou@hollysys.com